Exhibit 21.1

As of December 31, 2013, CodeSmart Holdings, Inc. (the “Company”) had the following subsidiary:

Name	Jurisdiction	Equity Owners and Percentage of Equity Securities Held

The CodeSmart Group, Inc.	Nevada	100% owned by the Company

American Coding Quality Association, LLC	Delaware	100% owned by the Company